Exhibit (a)(4)

[TO BE DELIVERED VIA E-MAIL]

This is to confirm that we have received an Election Form from you, dated _________, 2002 to exchange the number of SeeBeyond options stated therein.

Please note that our receipt of your Election Form is not by itself an acceptance of the options for exchange.  For purposes of the exchange offer, we will be deemed to have accepted options for exchange that are validly elected to be exchanged and are not properly withdrawn as of the time when we give oral or written notice to the option holders generally of our acceptance of options for exchange.  The company’s formal acceptance of the properly tendered options is expected to take place shortly after the end of the offer period.

For more information on the offer, please see the Offer to Exchange Certain Outstanding Options for New Options dated November 18, 2002.

Please contact Mark Magarian at (626) 408-3070 with any questions about the offer.  Please contact James Thomson at (626) 408-3111 with any requests for additional copies of the exchange offer documents.

[TO BE DELIVERED VIA E-MAIL]

This is to confirm that we have received a Withdrawal Form from you dated ______, 2002 relating to the number of SeeBeyond options stated therein that you had previously elected to exchange.

Please contact Mark Magarian at (626) 408-3070 with any questions about the offer.  Please contact James Thomson at (626) 408-3111 with any requests for additional copies of the exchange offer documents.